1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2011
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 8, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) PROPOSED ISSUE OF USD BONDS BY
CHALCO HONGKONG LIMITED AND THE PROPOSED PROVISION OF
GUARANTEE FOR CHALCO HONGKONG LIMITED

(2) PROPOSED PROVISION OF
GUARANTEE IN RESPECT OF THE FOREIGN CURRENCY LOAN OF
CHALCO TRADING HONG KONG CO., LIMITED

AND

(3) PROPOSED ADOPTION
OF THE CODE ON SHAREHOLDERS' MEETING

On 26 July 2011, the Board approved, among other things, the proposed adoption of the Code on Shareholders' Meeting and the submission of such proposal to the EGM for the approval of the Shareholders. On 24 August 2011, the Board approved, among other things, the proposed issue of the Bonds and the proposed provision of the Bond Guarantee, the proposed provision of the Loan Guarantee, and the submission of such proposals to the EGM for the approval of the Shareholders.

A circular containing details of (i) the proposed issue of the Bonds and the proposed provision of the Bond Guarantee, (ii) the provision of the Loan Guarantee, and (iii) the proposed adoption of the Code on Shareholders' Meeting, together with the notice of the EGM and the form of proxy will to be despatched to the Shareholders on or around 9 September 2011.

INTRODUCTION

On 26 July 2011, the Board approved, among other things, the proposed adoption of the Code on Shareholders' Meeting and the submission of such proposals to the EGM for the approval of the Shareholders. On 24 August 2011, the Board approved, among other things, the proposed issue of the Bonds and the proposed provision of the Bond Guarantee, the proposed provision of the Loan Guarantee, and the submission of such proposals to the EGM for the approval of the Shareholders.

PROPOSED ISSUE OF THE BONDS AND PROVISION OF RELATED GUARANTEE

According to the Company's strategic development plans for resources and energy and in furtherance to the Company's goal of becoming an international mineral company and in support of the development of international trade and overseas business of its wholly owned subsidiary, Chalco Hong Kong intends to issue the Bonds. The proposed principal terms of the Bonds are as follows:

Issuer	:	Chalco Hong Kong

Size of issue	:	The aggregate principal amount shall not be more than US$1.2 billion

Type and price of issue	:	US$ bonds and issue price to be determined according to the then market conditions

Term of issue	:	Not more than 10 years since the date of issue

Listing place of the Bonds	:	An internationally recognized stock exchange

Bond Guarantee	:	The Company will provide guarantee for Chalco Hong Kong in an amount of not more than US$1.2 billion

Use of proceeds	:	Proceeds will be used by Chalco Hong Kong mainly for overseas investments

Sources of fund for repayment	:	The Bonds shall, in principle, be repaid by Chalco Hong Kong, the user of the proceeds

Prior to the successful issuance of the Bonds, Chalco Hong Kong shall, where necessary, seek consortium loans and/ or bridging loans, and the total outstanding balance under the aforesaid fund raisings of Chalco Hong Kong, including the issuance of the Bonds, consortium loan and/ or bridging loan, will not exceed US$1.2 billion.

In addition, the Company will provide the Bond Guarantee for the aforesaid fund raisings for Chalco Hong Kong in an amount of not more than US$1.2 billion.

It is proposed that authorisation be granted to the Chairman of the Company or other persons authorized by the Chairman of the Company at the EGM, pursuant to the applicable laws, market conditions and opinions from the regulatory department, and in the best interest of the Company, to be specifically responsible for organizing, implementing and executing relevant documents for matters in relation to the issue of the Bonds and the Bond Guarantee, including but not limited to determining the actual type, price, interest rates, term, grading and use of proceeds of the Bonds, the means, term and scope of the Bond Guarantee, as well as determining intermediaries, underwriter and submitting application documents to regulatory authorities for their approvals, and executing necessary legal documents required for the completion of the issuance of the Bonds and the Bond Guarantee and conducting relevant information disclosure.

The authorities granted to the Board passed at the EGM (or any adjournment thereof) with regard to the proposed issue of the Bonds and the provision of the Bond Guarantee will expire twelve months after the date of such resolutions passed at the EGM (or any adjournment thereof).

According to the Shanghai Listing Rules and the Articles, the issue of the Bonds and the proposed provision of the Bond Guarantee are conditional upon obtaining the approval of the Shareholders by way of special resolutions, the granting of approval for the listing of the Bonds by an internationally recognised stock exchange on which the Bonds are to be listed and the granting of approval for such guarantee by the State Administration of Foreign Exchange.

PROPOSED PROVISION OF THE LOAN GUARANTEE

According to the Company's strategic development plans for resources and energy and in furtherance to the Company's goal of becoming an international mineral company, and in support of the development of international trade and overseas business of its indirect wholly-owned subsidiary, the Board proposes that the Company, as the ultimate holding company of Chalco Trading, provide the Loan Guarantee in an amount of not more than US$300 million for the foreign currency loan which Chalco Trading will seek from financial institutions. The Board also proposes that authorisation be granted to the Chairman of the Company or other persons authorized by the Chairman of the Company at the EGM, pursuant to the applicable laws, market conditions and opinions from the regulatory department, and in the best interest of the Company, to be specifically responsible for organizing, implementing and executing relevant documents for matters in relation to the Loan Guarantee, including but not limited to determining the means, term and scope of the Loan Guarantee and submitting application documents to regulatory authorities for their approvals, as well as executing necessary legal documents required for the completion of the Loan Guarantee and conducting relevant information disclosure. The authority granted to the Board passed at the EGM (or any adjournment thereof) with regard to the proposed provision of the Loan Guarantee will expire twelve months after the date of such resolutions passed at the EGM (or any adjournment thereof).

According to the Shanghai Listing Rules and the Articles, the provision of the Loan Guarantee is conditional upon obtaining the approval of the Shareholders by way of special resolutions and the granting of approval for such guarantee by the State Administration of Foreign Exchange.

PROPOSED ADOPTION OF THE CODE ON SHAREHOLDERS' MEETING

In consistency with the requirements of applicable PRC laws and regulations and in order to enhance the Company's corporate governance, the Board proposes that the Company adopt the Codes on Shareholders' Meeting in the form set out in the Appendix to this announcement.

According to the standardisation requirements of China Securities Regulatory Commission and the Shanghai Stock Exchange, the Code on Shareholders' Meeting shall form an appendix of the Articles and the proposed adoption of the Code on Shareholders' Meeting is conditional upon obtaining the approval of the Shareholders by way of special resolutions.

GENERAL

A circular containing details of (i) the proposed issue of the Bonds and the proposed provision of the Bond Guarantee, (ii) the proposed provision of the Loan Guarantee, and (iii) the proposed adoption of the Code on Shareholders' Meeting, and together with the notice of the EGM and the form of proxy will to be despatched to the Shareholders on or around 9 September 2011.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context otherwise requires:

"Articles"	the Articles of Association of the Company;

"Board"	board of Directors;

"Bonds"	US$ denominated bonds of an aggregate principal amount of not more than US$1.2 billion and with a term of not more than 10 years proposed to be issued by Chalco Hong Kong;

"Bond Guarantee"

the proposed guarantee to be provided by the Company in an amount of not more than US$1.2 billion for Chalco Hong Kong in respect of the proposed issue of the Bonds (and consortium loans and/ or bridging loans prior to the successful issuance of the Bonds);

"Chalco Hong Kong"	Chalco HongKong Limited (), a wholly-owned subsidiary of the Company incorporated as a limited liability company in Hong Kong on 9 March 2005;

"Chalco Trading"	Chalco Trading Hong Kong Co., Limited (), an indirect wholly-owned subsidiary of the Company incorporated as a limited liability company in Hong Kong on 5 May 2011;

"Company"

Aluminum Corporation of China*, a joint stock limited company incorporated in the PRC with limited liability, the A Shares, the H shares and the American Depositary Receipt of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and New York Stock Exchange, Inc, respectively;

"Directors"	directors of the Company;

"EGM"

the 2011 third extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Tuesday, 25 October 2011;

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Loan"	the foreign currency loan which Chalco Trading will seek from financial institutions;

"Loan Guarantee"	the proposed guarantee in an amount of not more than US$300 million to be granted by the Company in respect of the Loan;

"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan;

"Shanghai Listing Rules"	the listing rules of the Shanghai Stock Exchange;

"Shareholders"	holders of shares of the Company; and

"US$"	United States dollars, the lawful currency of the United States of America, including its territories and possessions.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
8 September 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors)

* For identification purpose only

APPENDIX

CODE ON SHAREHOLDERS' MEETING

GENERAL PROVISIONS

Article 1   To safeguard the legitimate rights and interests of Aluminum Corporation of China Limited* (the "Company"), its Shareholders and creditors, and to regulate the organization and activities of the general meeting of the Company, the Company formulated the code on meetings (the "Code") in accordance with laws and regulation such as the Company Law of the People's Republic of China, the Rules of General Meetings of Listed Companies (), the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Guidelines on Articles of Association of Listed Companies (as amended in 2006), the Guidelines for the Governance of Listed Companies and the Rules of General Meetings of Listed Companies, the relevant listing rules of securities or shares of the stock exchanges where the Company's shares are listed (including but not limited to the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange) (hereafter as "listing rules of listing places") as well as the articles of association of Aluminum Corporation of China Limited* (the "Articles of Association").

CHAPTER I GENERAL RULES OF GENERAL MEETINGS

Article 2 The general meeting is the highest organ of authority of our Company and shall exercise its functions and powers in accordance with the law.

Article 3 The general meeting may exercise the following functions and powers:

(1)	to decide on the operating policies and investment plans of the Company;

(2)	to elect and remove directors and to fix the remuneration of the relevant directors;

(3)	to elect and remove supervisors (being Shareholders' representatives), and to fix the remuneration of the relevant supervisors;

(4)	to examine and approve the reports of the Board;

(5)	to examine and approve the reports of the supervisory committee;

(6)	to examine and approve the proposed annual financial budgets and final accounts of the Company;

(7)	to examine and approve the profit distribution plans and loss recovery plans of the Company;

(8)	to adopt resolutions on any increase or reduction of registered capital by the Company;

(9)	to adopt resolutions on matters such as merger, division, dissolution and liquidation of the Company;

(10)	to adopt resolutions on the issue of bonds of the Company;

(11)	to adopt resolutions on the appointments, dismissals or non-reappointments of accounting firms;

(12)	to amend the Articles of Association;

(13)	to examine and approve decisions in relation to share-based remunerations (such as rights issue or share option etc.) of the employees;

(14)	make decision on purchase or sale of substantial assets within one year of which the amount exceed 25% of the Company's total assets;

(15)	make decisions on external guarantee matters subject to review and approval by general meetings as required by laws, administrative regulations and the Article of Association of the Company;

(16)	review and approve changes of purpose of the funds raised;

(17)	other matters the resolutions concerning which shall be made by the general meeting, as stipulated by laws, administrative regulations, department rules and the Articles of Association of the Company.

The general meeting may authorize or delegate to the Board to attend to its authorization or entrusted matters.

Article 4   Any and all external guarantee matters of the Company shall be subject to review and approval of the Board. The following guarantee matters, upon the review and approval of the Board, shall be further submitted to general meeting for review and approval:

(1)	any guarantee provided after the gross amount of external guarantees offered by the Company and its controlled subsidiaries has reached or exceeded 50% of the latest audited net asset;

(2)	guarantee offered to an object with an asset-debt ratio above 70%;

(3)	any single guarantee amounting above 10% of the latest audited net asset;

(4)	guarantee offered to a Shareholder, the actual controller of the Company or its related parties;

(5)	any guarantee provided after the Company's external guarantees have reached or exceeded 25% of its latest audited total assets;

(6)	other guarantee matters to be submitted to general meeting for review and approval as required by laws, administrative regulations and the Articles of Association of the Company.

A director, president, senior deputy president, deputy president or any other senior management members of the Company shall be liable for compensation when they have caused losses to the Company by violating the external guarantee approval authority and review procedure requirements set forth in laws, administrative regulations or the Articles of Association of the Company, and the Company may bring a legal action against him according to law.

Article 5   Matters which, in accordance with the provisions of the laws, administrative regulations and the Articles of Association, are required to be approved by the general meetings, shall be considered at the general meetings so as to protect the decision-making power of the Shareholders of the Company on such matters. Under necessary and reasonable circumstances, the general meeting may authorize the Board to determine, within the scope of authorization granted by such general meeting, specific issues relating to matters which shall be resolved but cannot be decided upon immediately at such general meeting.

An authorization to the Board by general meeting in relation to matters to be decided by ordinary resolutions shall be passed by Shareholders (including their proxies) representing more than half of the voting rights present at the general meeting; an authorization to the Board in relation to matters to be decided by special resolutions shall be passed by Shareholders (including their proxies) representing more than two-thirds of the voting rights present at the general meeting. The contents of the authorization shall be clear and specific.

Article 6   The Company shall not enter into any contract with any party other than the directors, supervisors and other senior management without the prior approval of the general meeting, pursuant to which such party shall be in charge of management of the whole or any substantial part of the Company's business.

Article 7   General meetings can be annual general meetings or extraordinary general meetings. General meetings are held once a year within six months after the end of the previous financial year. In the event that the Company is unable to convene an annual general meeting within the period of time mentioned above, the Company shall report and explain to the relevant local office of the China Securities Regulatory Commission ("CSRC") at the place where the Company is located and the stock exchange(s) on which its shares are listed for trading, explain the reasons and make public announcement.

The Board shall hold an extraordinary general meeting of Shareholders within two months upon the occurrence of one of the following circumstances:

(1)	the number of directors is less than the number required by the Company Law or less than two-thirds of the number required by the Articles of Association;

(2)	the uncovered losses reach one third of the Company's total paid share capital;

(3)

where requested by Shareholder(s) holding, independently or collectively, 10% or more of the Company's shares for more than 90 consecutive days (the number of shares held shall be the figure as at the date of the written request from the Shareholder);

(4)	the Board considers it necessary or the supervisory committee proposes to hold such a meeting;

The number of shares held referred to in clause (3) shall be the figure as at the date of the written request from the Shareholder.

Article 8   The place for holding the general meeting of Shareholders of the Company shall be the domicile of the Company. The Company shall prepare a venue and hold the general meeting on-site. The Company may provide safe, economic and convenient internet access or other conveniences to facilitate the participation of Shareholders in the general meeting. A Shareholder who participated in a general meeting in the aforesaid manners shall be deemed to have been present at the meeting.

CHAPTER II CONVENING OF GENERAL MEETINGS

Article 9 The Board shall hold the general meeting within the requirement stipulated under the Articles of Association.

Article 10   In the event that independent directors, the supervisory committee, or Shareholders independently or collectively holding more than 10% of the Company's shares request to convene an extraordinary general meeting or class meetings, the following procedures shall be followed:

(1)

sign one or several written requests identical in form and content asking for the Board to convene an extraordinary general meeting or a general meeting of certain class of Shareholders and clarifying the topic of the meeting. Within 10 days after receiving the written request, the Board shall give written reply with regard to agree or disagree to convene the extraordinary general meeting.

(2)

when the Board agrees to convene the extraordinary general meeting, it shall send a notice of meeting within 5 days after making the Board resolution thereupon, and the changes to the original proposal as stated in the notice shall be subject to consent of the original proposer.

(3)	when the Board disagrees to convene the extraordinary general meeting requisitioned by independent directors, it shall give reasons and make announcements thereof.

(4)

when the Board rejects the supervisory committee's request for convening an extraordinary general meeting or fails to make a reply within 10 days after receiving the proposal will be deemed as its inability to perform or non-performance of the duty to convene general meetings, in which case the supervisory committee may independently convene and chair the meeting and wherever possible, the convening procedure shall be the same as the procedure observed by the Board when calling in general meetings.

(5)

when the Board rejects Shareholders' proposal for convening an extraordinary general meeting, the Shareholders shall propose in writing to the supervisory committee to request the holding of the meeting.

If the supervisory committee agrees to hold the meeting, it shall send the general meeting notice within 5 days after receiving the Shareholders' proposal, and the changes to the original proposal as included in the notice shall be subject to consent of the original proposer.

If the supervisory committee fails to send the general meeting notice within the specified time limit, it will be deemed as failing to convene and chair the meeting, in which case Shareholders may independently convene and host the meeting (the Shareholders convening the meeting shall hold not less than 10% of the Company's shares before announcement of the resolution on holding of the general meeting. Wherever possible, the convening procedure shall be the same as that observed by the Board when convening general meetings.

In the event that the supervisory committee or the Shareholders independently convene and proceed with a general meeting on their own as per the foregoing provisions, they shall notify the Board in writing and file with the authority in charge according to applicable requirements. The Board and secretary to the Board shall collaborate with the general meeting and the Board shall provide the Shareholders' Register. All reasonable expenses incurred by the meeting shall be borne by the Company and deducted from the money payable by the Company to the defaulting directors.

CHAPTER III PROPOSALS AND NOTICES OF GENERAL MEETINGS

Article 11   Proposals before any general meeting shall be specific motions on matters to be discussed at the general meeting. A motion proposed at the general meetings shall satisfy the following criteria:

(1)

the substance of the motion proposed shall not conflict with laws, administrative regulations and the requirements set forth in the Articles of Association, and shall fall within the scope of business of the Company and the functions of the general meeting;

(2)	there is a clear subject of discussion and a specific resolution;

(3)	the motion shall be submitted or delivered to the Board in writing.

Article 12   When the Company convenes a general meeting, the Board, the supervisory committee and the Shareholder(s) independently or collectively holding more than 3% of the Company's shares shall have the right to present proposals to the Company.

A Shareholder independently or collectively holding more than 3% of the Company's shares may submit provisional proposals and submit them to the general meeting convener in writing before 10 days prior to the meeting. The convener shall send a supplementary notice of the general meeting to announce such provisional proposals within 2 days after receipt thereof.

Except as provided by the preceding paragraph, the convener of a general meeting shall not amend the proposed resolutions set out in the notice of the meeting or add any new proposed resolutions subsequent to the issue of the notice of the general meeting.

Article 13   Matters to be discussed and decided at general meetings shall be determined in compliance with requirements of the Company Law and the Articles of Association. General meetings are entitled to make decisions on any matters as stipulated in the Articles of Association.

The Shareholders may not vote or resolve on any matters in respect of those not set out in the notice issued for the meeting or any proposal inconsistent with the provision of Article 11 to the Code.

Article 14   A written notice of a general meeting to be held by the Company shall be given to all Shareholders, whose names appear in the register of members, 45 days before the meeting is held (including the date on which the meeting is held), specifying the matters to be considered at and the date and place of the meeting. A Shareholder who intends to attend the general meeting shall deliver a written reply slip confirming his intention to attend the meeting to the Company 20 days before the meeting is held.

The Company shall calculate the number of voting shares represented by Shareholders who intend to attend a general meeting on the basis of the written replies it has received 20 days before the date of the general meeting. In the event that the number of voting shares represented by Shareholders who intend to attend the meeting is more than half of the total number of the voting shares of the Company, the Company may hold the general meeting; if not, the Company shall, within 5 days, notify Shareholders again of the matters to be considered at, and the date and place for, the meeting by public announcement. The Company may hold the general meeting after such an announcement has been made.

Article 15 A notice of the general meeting shall meet the following requirements:

(1)	it shall be in written form;

(2)	it shall specify the place, date and time of the meeting;

(3)	it shall state the matters to be discussed at the meeting;

(4)

it shall provide Shareholders with such information and explanation as are necessary for them to make informed decisions in connection with the matters to be discussed. This principle shall include (but not be limited to) where the Company proposes to merge, repurchase its shares, restructure share capital or undergo other reorganization. The specific conditions and contracts (if any) of the proposed transactions must be provided and the reasons and effects of the same must be properly explained;

(5)

if any director, supervisor, general manager and other senior management members have material interests in the matters subject to discussion, the nature and extent of such material interests shall be disclosed, and if the effect of the proposed matters on such director, supervisor, manager and other senior management members in their capacity as Shareholders is different from that of other Shareholders of the same class, the differences shall also be specified;

(6)	set out the full text of any special resolution proposed to be passed at the meeting;

(7)

it shall contain a clear written statement that a Shareholder who has the right to attend and vote at the meeting shall have the right to appoint one or more proxies to attend and vote at the meeting on his behalf and that such proxies need not be Shareholders;

(8)	it shall state the date and place for the delivery of the proxy forms for the meeting;

(9)	specify the ex-rights date for Shareholders who are entitled to attend the general meeting;

(10)	provide name and telephone number of the standing contact person for committee administration.

Article 16   A notice of the general meeting shall be sent to Shareholders (whether or not such Shareholder is entitled to vote at the meeting), by personal delivery or prepaid post to the address of the Shareholder as shown in the register of Shareholders.

For the holders of domestic shares, notice of the meetings may also be given by way of public announcement. Such announcement shall be published in one or more newspapers designated by the securities regulatory authority of the State Council within the interval between 45 days and 50 days (including the 45th and 50th day) before the date of the meeting; after the publication of such announcement, all the holders of domestic shares shall be deemed to have received the notice of the relevant general meeting.

For holders of H Shares, the notice of the general meeting may also be sent or provided to holders of H Shares by means of electronic means or published on the website, to the extent permitted under laws and regulations as well as relevant listing rules of the listing places of the Company.

Article 17   The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive such notice shall not invalidate the meeting and the resolutions passed at the meeting.

Article 18   Subsequent to the dispatch of a notice of the general meeting, the general meeting shall not be postponed or cancelled without proper reasons, and the proposals set out in the notice of the general meeting shall not be withdrawn. Once the meeting is postponed or cancelled, the convener shall make an announcement and give reasons therefor at least two working days prior to the original date of the meeting.

CHAPTER IV CONVENING OF GENERAL MEETINGS

Article 19   The Board of the Company and other conveners shall be responsible to safeguard the proper order of the general meeting. The Board shall take necessary measures to stop and report in a timely manner to the relevant departments for investigation any acts of disturbing the general meeting, stirring up fights and causing troubles, or infringing upon Shareholders' legal rights and interests.

Article 20   Any Shareholder entitled to attend and vote at the general meeting shall have the right to appoint one or several persons (who may not be Shareholders) to act as his proxy to attend and vote at the meeting on his behalf. The proxy/proxies so appointed by the Shareholder shall exercise the following rights:

(1)	have the same right as the Shareholder to speak at the meeting;

(2)	have authority to demand or, jointly with others, in demanding a poll;

(3)

have the right to vote by hands or on a poll, unless otherwise required by the applicable listing rule of the listing place or other securities laws and regulations. Where more than one proxy is appointed, the proxies may only exercise the voting right on a poll.

Article 21   The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal of the legal entity or under the hand of a director or a duly authorized attorney. The letter of authorization shall contain the number of the shares to be represented by the attorney. If several persons are authorized as the attorneys of the Shareholder, the letter of authorization shall specify the number of the shares to be represented by each attorney. If there are other requirements in the listing rules of the listing places, these requirements should also be satisfied.

Article 22   Proxy forms shall be lodged at the domicile of the Company or other places specified in the notice of meeting 24 hours before the relevant meeting for voting according to the proxy form, or 24 hours before the designated time of voting. Where the proxy form is signed by a person under a power of attorney on behalf of the appointer, the power of attorney or other authorization documents authorized to be signed shall be notarized. A notarially certified copy of that power of attorney or other authorization documents, together with the proxy form, shall be deposited at the domicile of the Company or other places specified in the notice of meeting.

Where the appointer is a legal person, its legal representative or other persons authorized by the resolutions of the Board or other decision-making organ to act as its representatives may attend the general meeting of the Company as a representative of the appointer.

Article 23   Any form of letter of authorization issued to a Shareholder by the Board for use by him for appointing a proxy shall allow the Shareholder to freely choose to instruct the proxy to cast vote in favour of or against each resolution at the meeting and to instruct respectively on each of the proposals to be resolved at the meeting, shall contain a statement that in the absence of instructions by the Shareholder, his proxy may vote as he thinks fit.

Article 24   Where the appointer has deceased, incapacitated to act, withdrawn the appointment or the power of attorney, or where the relevant shares have been transferred prior to the voting, a vote by proxy given in accordance with the letter of authorization shall remain valid provided that no written notice of such event has been received by the Company prior to the commencement of the relevant meeting.

Article 25   For connected transactions to be considered at the general meeting, connected Shareholders shall abstain from voting on such connected transactions, in such case the number of shares represented by them carrying voting rights shall not be counted towards the total number of shares with valid voting rights. Announcements on the resolutions passed at the general meeting shall fully disclose the results of the voting of non-connected Shareholders on the transactions.

Article 26   If a proxy attends the general meeting on behalf of an individual Shareholder, that proxy should produce his identification documentation and the instrument signed by the Shareholder appointing the proxy. If the legal representative of a legal person corporate Shareholder appoints a proxy to attend the meeting, that proxy should produce his identification documentation and the instrument signed by the relevant legal representative appointing the proxy. If a legal person corporate Shareholder appoints a proxy as is authorized by the decision of its Board or other equivalent governing body to attend the meeting on the Shareholder's behalf, the proxy should produce his identification documentation and the letter of authorization, issued by the relevant board or governing body of the legal person Shareholders, bearing the seal of the relevant legal person Shareholders. All relevant letters of appointment shall specify the date when it is issued.

Article 27   The directors, independent directors and those Shareholders who have met certain requirements (to be determined by the standards promulgated by the competent regulatory authorities from time to time) may collect their voting rights at the general meeting from the Company's Shareholders. If the collector openly collects the voting rights of the Company's Shareholders, the collector shall comply with the requirements of the relevant regulatory authorities and the stock exchange(s) on which the Company's shares are listed.

Article 28   The convener and the lawyers engaged by the Company shall jointly verify the validity of the Shareholders' qualifications based on the register of members provided by the securities registration and clearing authority, and shall register the names of the Shareholders as well as the number of their voting shares. The registration for a meeting shall end before the chairman of the meeting announces the number of Shareholders and proxies attending the meeting in person and the total number of their voting shares held.

Article 29   During the course of a general meeting, all directors, supervisors and the secretary to the Board shall attend the general meeting. Managers and other senior management members shall also be present at the meeting.

Article 30   The general meeting is convened by the Board according to laws. The chairman of the Board is the host and is the chairman of the general meeting. Should the chairman of the Board be unable to or fail to perform his duties, the deputy chairman of the Board should serve as the host and chairman of the general meeting (should there be two deputy chairmen of the Board, the one elected by more than half of the directors is the host and chairman of the general meeting). Should both the chairman and the vice chairman be unable or fail to perform their duties, the director elected by more than half of the directors should serve as the host and chairman of the general meeting.

In a general meeting directly called by the supervisory committee, the chairman of the supervisory committee serves as the host and chairman of the meeting. Should the chairman of the supervisory committee be unable or fail to perform his duties, the vice chairman of the supervisory committee serves as the host and chairman of the meeting. Should the vice chairman of the supervisory committee be unable or fail to perform his duties, the supervisor nominated by more than half of the supervisors should serve as the host and chairman of the general meeting.

In a general meeting directly called by Shareholders, the convener should nominate a representative to host and serve as chairman of the general meeting.

During the course of a general meeting, if the chairman of the meeting is in breach of the Code and renders it impossible for the meeting to continue, with the consent of the Shareholders present at the meeting and representing more than one half of the total voting rights of all Shareholders so present, the general meeting may elect one individual to be the chairman of the meeting and the meeting shall continue.

Article 31   During the annual general meeting, the Board and the supervisory committee shall respectively give a report on their work in the previous year to the general meeting, and independent directors of the Company shall also make his duty report correspondingly.

Article 32 Directors, supervisors and senior management members shall make response to and give explanation of the inquiries and suggestions made by Shareholders at the general meeting.

Article 33   The chairman of meeting shall, prior to voting, announce the number of Shareholders and proxies attending the meeting in person as well as the total number of their voting shares, which shall be the number of Shareholders and proxies attending the meeting in person and the total number of their voting shares as indicated in the meeting's registration record.

Article 34 Minutes of general meetings shall be recorded by the secretary to the Board and contain the following items:

(1)	the date, place and agenda of the meeting, and the name of the convener;

(2)	the name of the chairman of the meeting, and the names of directors, supervisors, managers and other senior management members of the Company attending or present at the meeting;

(3)

the number of shares carrying voting rights held respectively by holders of domestic shares (including their proxies) and holders of overseas-listed foreign shares (including their proxies) attending the meeting, and the percentage of the total number of shares of the Company they represent;

(4)	the discussions in respect of each motion, highlights of the speeches and the voting results on each resolution by holders of domestic shares and holders of overseas listed foreign shares;

(5)	details of the queries or recommendations of the Shareholders, and the corresponding answers or explanations;

(6)	the names of lawyers, counting officers and scrutinizers;

(7)	such other matters which shall be recorded in the minutes of the meeting in accordance with the provisions of the Articles of Association.

Article 35   The convener shall ensure the truthfulness, accuracy and completeness of the minutes of the meeting. Directors, supervisors, the secretary to the Board, the convener or his representative, and the chairman of the meeting attending the meeting shall sign the minutes of the meeting. The minutes of the meeting and the signed attendance record of the Shareholders who attended in person, the proxy forms and the valid information relating to voting online and by other means shall be kept together for a term of not less than 10 years.

Article 36   The convener shall ensure that a general meeting is held continuously until final resolutions have been reached. In the event that the general meeting is suspended or the Shareholders fail to reach any resolution due to force majeure or other special reasons, measures shall be taken to resume the meeting as soon as possible or the meeting shall be terminated directly and an announcement of such termination shall be made promptly. At the same time, the convener shall report to the securities supervisory and regulatory authorities of the state council in the locality of the Company and the stock exchanges.

CHAPTER V VOTING AND RESOLUTION OF GENERAL MEETINGS

Article 37   For the purpose of voting at the general meeting, a Shareholder (including proxy) shall exercise voting rights in accordance with the number of shares carrying voting rights represented by him. Each share shall have one vote save for election of directors or supervisors where a cumulative voting method as is stipulated in the Articles of Association of the Company is adopted. The shares of the Company held by itself have no voting rights and shall not be counted into the total number of shares carrying voting rights at the general meeting.

Where any Shareholder is, under the listing rules of the listing places of the Company as amended from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

Article 38 Resolutions of the general meeting are divided into ordinary resolutions and special resolutions.

The ordinary resolutions of a general meeting shall be passed by Shareholders (including proxies) present in person at the meeting with more than one-half of the voting shares.

The special resolutions of at a general meeting shall be passed by Shareholders (including proxies) present in person at the meeting with more than two-thirds of the voting shares.

Shareholders who attend the meeting (including their proxies) shall make an affirmative vote or a dissenting vote on each resolution subject to voting. Any abstention votes or abstaining from voting shall not be counted as valid votes when the Company is counting the voting results of such resolution.

Article 39   Unless otherwise provided by applicable listing rules of the listing places of the Company or other securities laws and regulations, voting at a general meeting shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded by the following persons:

(1)	the chairman of the meeting;

(2)	at least two Shareholders entitled to vote in person or proxies with voting rights;

(3)	one or more Shareholders (including proxies) separately or jointly representing more than 10% (including 10%) of all shares carrying voting rights at the meeting.

Unless otherwise provided by applicable listing rules of the listing places of the Company or other securities laws and regulations or a poll is so demanded, a declaration by the chairman of the meeting that a resolution has been carried on a show of hands, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor or against such resolution at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

Article 40   A poll demanded on such matters as the election of chairman or the adjournment of the meeting, shall be taken forthwith. A poll demanded on any other matters shall be taken at such time as the chairman may decide, and the meeting may proceed to discuss other matters, while the results of the poll shall still be deemed to be a resolution of that meeting.

Article 41 On a poll taken at a meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his votes for or against in the same way.

Article 42 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to have an extra casting vote.

Article 43 The following matters shall be passed by ordinary resolutions of a general meeting:

(1)	the work report of the Board and the supervisory committee;

(2)	the plans formulated by the Board for profit distribution and making up losses;

(3)	the appointment and removal of members of the Board and the supervisory committee and their remuneration and payment methods;

(4)	the Company's annual financial budgets and final accounts, balance sheets, income statements and other financial statements;

(5)	appointment of, removal and termination of the appointment of, or any decision not to re-appoint, the Company's auditors;

(6)	the matters other than those required by laws, administrative regulations or the Articles of Association to be passed by special resolutions.

Article 44 The following matters shall be passed by special resolutions of a general meeting:

(1)	the increase and reduction of the Company's share capital and the issue of any class of shares, warrants and other similar securities of the Company;

(2)	the issue of corporate bonds;

(3)	the division, merger, dissolution, liquidation and material acquisition or disposal;

(4)	the amendments to the Articles of Association;

(5)	the amendments to the rights of holders of any class of shares;

(6)	the purchase, disposal of material assets or guarantees with an amount more than 25% of the latest audited total assets of the Company during one year;

(7)

such other matters as required by laws, administrative regulations or the Articles of Association, and passed by ordinary resolutions that such matters are of material effects to the Company and require adoption of special resolutions.

Article 45 Any resolution passed at the general meeting shall be in compliance with the laws, administrative regulations and relevant regulations under the Articles of Association.

Article 46   The Company may provide conveniences to Shareholders to facilitate their participation in the general meeting through various means and approaches, including modern information technology such as on-line voting platform, provided that the legality and validity of the general meeting are assured.

Article 47   The chairman of a general meeting shall determine whether or not a resolution tabled at the general meeting has been adopted. His decision shall be final and conclusive and shall be announced at the meeting and recorded in the minutes of the meeting. The Company shall announce the resolutions passed at the general meeting in accordance with the applicable laws and relevant requirements of the stock exchange(s) on which the Company's shares are listed.

Article 48   Prior to the formal announcement of voting results, the Company, counting officers, scrutinizers, major shareholders, internet service provider and other relevant parties in relation to voting at on-site general meeting, online or by other means shall be obliged to keep the voting results confidential.

Article 49 Shareholders attending the general meeting shall submit their voting on the proposals in the one of the following ways: "for", "against" or "abstain".

Ballot papers that are left in blank, unduly completed or illegible or that have not been used shall be deemed to be waiver by the voter, and the voting results corresponding to the number of shares they hold shall be treated as "abstain from voting".

Article 50   In the event that the chairman of the meeting has any doubt as to the result of a resolution put forward to the vote, he may have the votes counted. In the event that the chairman of the meeting fails to have the votes counted, any Shareholder present in person or by proxy objects to the result announced by the chairman of the meeting may demand that the votes be counted immediately after the declaration of the voting result, the chairman of the meeting shall have the votes counted immediately.

Article 51 In the event that the votes are counted at the general meeting, the counting results shall be recorded in the minutes of the meeting.

The minutes of the general meetings shall be recorded by the secretary to the Board and signed by directors, supervisors, secretary to the Board, the convener or their representative and host (chairman of the meeting).

Resolutions passed at the general meeting shall be produced in a summary of the meeting. Minutes and summaries of the meeting shall be produced in Chinese. The minutes of the meeting together with the attendance book for Shareholders' signing and the proxy forms for proxies attending the meeting shall be kept at the domicile of the Company for a term not less than 10 years.

Article 52   Copies of the minutes of meetings shall be made available for inspection by Shareholders during the business hours of the Company free of charge. If any Shareholder requests for a copy of any minutes, the Company shall send a copy to him within 7 days after receipt of reasonable charges.

Article 53   In convening a general meeting, the Company shall engage a lawyer to attend the general meeting and provide opinions and announce the same on the following issues: (1) whether the convening and convening procedures of the general meeting comply with the laws, administrative regulations and the Articles of Association; (2) whether the attendants and convener of the meeting are legal and eligible; (3) whether the voting procedures and results of the general meeting are legal and valid; (4) legal opinions on other issues upon request by the Company.

Article 54   The resolutions of the general meeting shall be announced in a timely manner, and the announcement shall indicate the number of Shareholders and proxies that attended the meeting, the total amount of their voting shares and its proportion to the total share capital carrying voting rights of the Company, and the voting method, voting results of each resolution and detailed contents of each passed resolution.

Article 55   Where a proposal has not been adopted or the resolution of any previous general meeting has been modified in the current general meeting, a special explanation shall be given in the announcement on the resolutions of the general meeting.

Article 56   Where the proposals on the election of directors and supervisors have been adopted at the general meeting, the terms of office of new directors and supervisors shall take effect on the date that resolutions of the general meeting are passed.

CHAPTER VI SPECIAL PROCEDURES FOR VOTING BY CLASS SHAREHOLDERS

Article 57 Shareholders holding different classes of shares shall be class Shareholders.

Class Shareholders shall enjoy the rights and assume obligations pursuant to the provisions of laws, administrative regulations and the Articles of Association.

Article 58   Any variation or abrogation of the rights of any class of Shareholders proposed by the Company may only come into effect upon the adoption of a special resolution at a general meeting and approval by the affected Shareholders of that class at a separate meeting held as required by the requirements of the Code.

Article 59 The following circumstances shall be deemed to be variation or abrogation of the rights of Shareholders of a certain class:

(1)

to increase or decrease the number of shares of a particular class, or increase or decrease the number of shares of another class having rights on voting, distribution or other privileges equal or superior to those of the shares of such class;

(2)

to effect an exchange of all or part of shares of such class into shares of another classes, or to effect an exchange or grant a right of exchange of all or part of the shares of another classes into shares of such class;

(3)

to remove or reduce rights to accrued dividends or cumulative dividends attached to shares of such class, and to obtain rights to accrued dividend or cumulative dividends that are generated from shares of such class;

(4)	to reduce or remove the rights to a dividend preference or a liquidation preference to distribution of property attached to shares of such class;

(5)	to add, remove or reduce the rights to conversion, options, voting, transfer, pre-emptive rights to placement and acquire securities of the Company attached to shares of such class;

(6)	to remove or reduce rights to receive payment payable by the Company in particular currencies attached to shares of such class;

(7)	to create a new class of shares having rights on voting, distribution or other privileges equal or superior to those of the shares of such class;

(8)	to restrict the transfer or ownership of the shares of such class or add to such restrictions;

(9)	to issue subscription rights or share conversion rights for shares of such class or another class;

(10)	to increase the rights and privileges of shares of another class;

(11)	to restructure the Company where the proposed restructuring scheme will result in different classes of Shareholders bearing a disproportionate burden of obligations of such restructuring;

(12)	to vary or abrogate the terms provided in this chapter.

Article 60   Shareholders of the affected class, whether or not having the right to vote at the general meeting, shall nevertheless have the right to vote at class meetings on matters concerning in clause (2) to (8) and (11) to (12) of Article 59 of the Code, but interested Shareholders shall not be entitled to vote at class meetings.

The interested Shareholders mentioned in the preceding paragraph shall have the following meanings:

(1)

in the case of a repurchase of the Company's own shares by offers to all Shareholders pro rata or a public dealing on a stock exchange in accordance with Article 30 the Articles of Association, "interested Shareholders" shall refer to the controlling Shareholders as defined in Article 58 the Articles of Association;

(2)

in the case of a repurchase of its own shares by an off-market agreement in accordance with Article 30 of the Articles of Association, "interested Shareholders" shall refer to the Shareholders to which the proposed agreement relates;

(3)

in the case of a restructuring plan of the Company, "interested Shareholders" shall refer to Shareholders within a class who bear liabilities less than the proportion burden imposed on other Shareholders of that class or who have interests different from those held by Shareholders of the same class.

Article 61 A resolution of the class meeting shall be passed by equities representing more than two-thirds of voting rights of Shareholders present in the meeting.

Where any Shareholder is, under the listing rules of the listing places of the Company as amended from time to time, required to abstain from voting on any particular resolution of a class meeting or restricted to voting only for or only against any particular resolution of a class meeting, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

Article 62   Written notice of a class meeting convened by the Company shall be dispatched 45 days (including the date on which the meeting is held) prior to the date of the class meeting to all Shareholders of such class whose names appear on the register of members, specifying the matters to be considered and the date and place of the meeting. Shareholders who intend to attend the meeting shall serve on the Company written replies of their intention to attend 20 days prior to the date of the meeting.

If the number of voting shares at such meeting held by Shareholders who intend to attend such meeting reaches more than one-half of the total number of voting shares of this class at such meeting, the Company may hold such class meeting; if this cannot be attained, the Company shall further notify the Shareholders by way of announcement within 5 days thereof specifying the matters to be considered and the date and place of the meeting. After such announcement has been given, the Company may then hold the class meeting.

Article 63 Notices of the class meeting only need to be served on Shareholders entitled to vote thereat.

The procedures for holding the class meeting shall be similar to those for holding the general meeting as far as possible, and the provisions in the Articles of Association relating to the procedures for a general meeting shall apply to the class meeting.

Article 64 Save for Shareholders of shares of other classes, the holders of domestic shares and holders of overseas-listed foreign shares are deemed to be different classes of Shareholders.

The special procedures for voting by class Shareholders shall not apply in the following circumstances:

(1)

where the Company issues, upon approval by a special resolution at a general meeting, domestic shares and overseas-listed foreign shares once every 12 months, either separately or concurrently, and the respective numbers of domestic shares and overseas-listed foreign shares proposed to be issued do not exceed 20% of the respective numbers of the issued domestic shares and overseas-listed foreign shares; or

(2)

where the Company's plan to issue domestic shares and overseas listed foreign shares at the time of incorporation is carried out within 15 months from the date of approval by the securities regulatory authorities of the State Council.

CHAPTER VII AUTHORIZATION TO THE BOARD BY GENERAL MEETING

Article 65 The general meeting may grant authorization to the Board by passing resolutions.

Article 66   Issues which require approval by general meeting as stipulated by laws, administrative regulations, departmental rules, relevant regulations of the securities regulatory authorities of the places where the shares of the Company are listed as well as the Articles of Association shall be considered at the general meeting in order to protect the decision-making power of the Shareholders of the Company. Under necessary, reasonable and legal circumstances, the general meeting may authorize the Board to determine specific issues relating to matters which shall be resolved but cannot or is unnecessary to be decided upon immediately at such general meeting. An authorization to the Board by the general meeting that falls into the scope of an ordinary resolution shall be approved by Shareholders (including their proxies) representing more than half of the voting rights present at the general meeting. An authorization to the Board that falls into the scope of a special resolution shall be approved by Shareholders (including their proxies) representing not less than two-thirds of the voting rights present at the general meeting. The contents of the authorization shall be clear and specific.

Article 67   When deciding on issues so authorized, the Board shall discuss and verify the matters thoroughly and may appoint intermediaries to provide advice, if necessary, to ensure scientific and reasonable decision-making on the matters.

The Board, in the course of decision-making of authorized issues, shall fulfill its obligation of information disclosure, under the supervision of Shareholders, the supervisory committee and relevant securities regulatory authorities on its own initiative.

Article 68   The Board shall complete the dividend (or share) distribution (or conversion of cash) within 2 months in which the proposal of profit distribution and conversion of capital reserve to share capital is passed.

CHAPTER VIII SUPPLEMENTARY PROVISIONS

Article 69   For any matters not contained herein or any discrepancies between the Code and the relevant laws, administrative regulations, other relevant normative documents, listing rules of the listing places of the Company and the provisions of the Articles of Association, the laws, administrative regulations, other relevant normative documents, listing rules of the listing places of the Company and the provisions of the Articles of Association shall prevail.

Article 70   The Code forms an appendix to the Company's Articles of Association. The Code is prepared by the Board, and shall become effective after being approved by the general meeting by way of a special resolution. Any modification to the Code shall be made through an amendment proposed by the Board and submitted to the general meeting for approval by way of a special resolution. The Board is authorized to interpret the Code by the general meeting.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary